As filed with the Securities and Exchange Commission on February 26, 2010

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

FS INVESTMENT CORPORATION

(Name of Subject Company (Issuer))

FS INVESTMENT CORPORATION

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

302635 107

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael C. Forman

President and Chief Executive Officer

FS Investment Corporation

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104

(215) 495-1150

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Steven B. Boehm, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, DC 20004-2415

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
*	*

*	No filing fee is required since this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Exhibit Index

Exhibits

99.1	Press Release dated February 26, 2010.

2